Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 of Suzano S.A. (“Suzano”) (File No. 333-236083), Suzano Austria GmbH (File No. 333-236083-01) and Fibria Overseas Finance Ltd. (File No. 333-236083-02) of our report dated March 4, 2020 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 6-K.

/s/ PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

March 4, 2020